Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-109091 on Form S-3 of PTEK Holdings, Inc. (the “Company”) of our report dated March 15, 2004 relating to the consolidated financial statements of the Company as of December 31, 2003 and for the year then ended (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142) which appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

April 21, 2004